Yamana Gold Inc.

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3

May 4, 2018

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Yamana Gold Inc.

Minera Meridian Limitada

Yamana Chile Rentista de Capitales Mobiliarios Limitada

Minera Florida Limitada

Yamana Argentina Holdings B.V.
Mineração Maracá Indústria e Comércio S.A.
Jacobina Mineração e Comércio Ltda.

Yamana Malartic Canada Inc.
Registration Statement on Form F-10/F-4 (File No. 333-224038)

Dear Mr. Jennings and Mr. Lopez:

Pursuant to Rule 461 and Rule 467(b) under the Securities Act of 1933, as amended, Yamana Gold Inc., a Canadian corporation (the “Company”), and certain of its direct and indirect subsidiaries (together with the Company, the “Registrants”), hereby request that the effective date of the above-captioned Registration Statement on Form F-10/F-4 (the “Registration Statement”) be accelerated to 2:00 p.m. Eastern time on Tuesday, May 8, 2018 or as soon thereafter as may be practicable. A copy of the notification of clearance from the Ontario Securities Commission with respect to the Registration Statement on Form F-10 is attached to this letter as Annex A.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by each of the Registrants of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

If you have any questions regarding the foregoing, please contact Christian G. Kurtz (416-504-0524) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

Yamana Gold Inc.

By:	/s/ Jason LeBlanc
Name: Jason LeBlanc
Title: Senior Vice President, Finance and Chief Financial Officer

Minera Meridian Limitada
Yamana Chile Rentista de Capitales Mobiliarios Limitada
Minera Florida Limitada

By:	/s/ Roberto Alarcón
Name: Roberto Alarcón
Title: Delegate

/s/ Sergio Orrego
Name: Sergio Orrego
Title: Delegate

Yamana Argentina Holdings B.V.

By:	/s/ Jason LeBlanc
Name: Jason LeBlanc
Title: Managing Director A

By:	/s/ L.F.M. Heine
Name: L.F.M. Heine
Title: Managing Director B

Mineracao Maraca Industria e Comercio S.A.
Jacobina Mineracao e Comercio Ltda.

By:	/s/ Maria da Graça Montalvão
Name: Maria da Graça Montalvão
Title: Director

/s/ Aloisio do Pinho Oliveira
Name: Aloisio do Pinho Oliveira
Title: VP Country Administrator

Yamana Malartic Canada Inc.

By:	/s/ Jason LeBlanc
Name: Jason LeBlanc
Title: President

cc:           Adam M. Givertz

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Annex A

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue queen ouest Toronto ON M5H 3S8

NOTIFICATION OF CLEARANCE

RE: Yamana Gold Inc. — SEDAR Project # 2751190

In accordance with Companion Policy 71-101CP - To National Instrument 71-101 The Multijurisdictional Disclosure System, a Notification of Clearance is hereby issued in respect of the registration statement on Form F-10 of Yamana Gold Inc. dated March 29, 2018, as amended by Amendment No.1 dated May 2, 2018 relating to the offer to exchange all outstanding 4.625% Senior Notes due 2027 and related guarantees issued on December 4, 2017 for up to $300,000,000 aggregate principal amount of registered 4.625% Senior Notes due 2027 and related guarantees that have been registered under the United States Securities Act of 1933, as amended.

DATED at Toronto this 3rd day of May, 2018.

“Huston Loke”

Huston Loke

Director, Corporate Finance Branch